Christina T. Roupas

T: +1 312 881 6670

croupas@cooley.com

April 4, 2025

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram
Sarah Sidwell
Kevin Stertzel
Kevin Woody

Re:	Ambiq Micro, Inc.
Draft Registration Statement on Form S-1
Submitted February 13, 2025
CIK No. 0001500412

Ladies and Gentlemen:

On behalf of Ambiq Micro, Inc. (the “Company”), the following information is provided in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2025 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on February 13, 2025 (the “DRS”) relating to the Company’s initial public offering (the “Offering”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 3 to the DRS (“DRS Amendment No. 3”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 3.

For the convenience of the Staff, the numbering of each paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 3.

Draft Registration Statement on Form S-1 Submitted February 13, 2025

Business, page 79

1.

We note disclosure regarding the importance of artificial intelligence (AI) to your business. Please revise your business section to more fully discuss the current state of AI and the potential obstacles to broad-based AI adoption. In addition, more fully discuss the current state of AI regulation within the United States and your other markets. Please also update your risk factor section as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 25, 26, 27, 79 and 92 of DRS Amendment No. 3.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606

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April 4, 2025 Page Two

Overview, page 79

2.

We note your statement here and elsewhere that you are a “leading provider of ultralow-power semiconductor solutions”. Please disclose the basis for such statement. Clarify the criteria on which you based this statement, such as revenue or market share.

Response: The Company respectfully advises the Staff that it has based the statement that it is a leading provider of ultra-low power semiconductor solutions on the Company’s leadership in the technical specifications of its products in their respective categories. To the Company’s knowledge, its ultra-low power MCU and wireless SoC products deliver the lowest power consumption in their category. For example, when the Company compares its Apollo3 wireless SoC product line against similar products from leading MCU vendors, the Company’s products have been shown to consume 2.4-4.5 times less power for compute-intensive operations. The Company has observed a comparable power consumption advantage for other Ambiq products (e.g., Apollo4 and Apollo5) over similar products from other large vendors. The Company has developed and maintained this technical leadership over the more than 270 million chips shipped since its founding.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 78 of DRS Amendment No. 3.

Employees, page 94

3.

We note your disclosure that you have employees located in the US, China, Taiwan and Singapore. Please clarify specifically your distribution of your employees by location. Please refer to our prior comment 6 in our June 21, 2022 letter.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 94 of DRS Amendment No. 3 under “Employees” to specifically disclose the distribution of its employees by location.

Principal Stockholders, page 120

4.

We note the inclusion of Scott Goodwin as the Chief Financial Officer on page 95. Please advise as to why Scott Goodwin was excluded from the list of Named Executive Officers within the table of Principal Stockholders.

Response: The Company respectfully advises the Staff that Mr. Goodwin does not qualify as a “named executive officer” under the definition set forth in Item 402 of Regulation S-K. As an emerging growth company and a smaller reporting company, the Company’s named executive officers are the Company’s principal executive officer and the next two most highly paid executive officers as of the end of the most recently completed fiscal year, based on total compensation determined under Rule 402 of Regulation S-K. As disclosed in the “Executive Compensation” section of DRS Amendment No. 3, the Company’s named executive officers for the fiscal year ended December 31, 2024 are Fumihide Esaka, Sean Chen and Scott Hanson, based on total compensation for the year ended December 31, 2024, determined pursuant to Rule 402 of Regulation S-K. The Company notes that Mr. Goodwin’s beneficial ownership is reflected in the “all directors and executive officers as a group” line of the principal stockholders table in accordance with Item 403(b) of Regulation S-K.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606

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April 4, 2025 Page Three

Exhibits

5.

Please file the material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. For example, we note references to advisor agreements with Ms. Stevenson and Mr. Hill.

Response: The Company respectfully advises the Staff that it has filed, or will file by amendment, the material contracts required by Item 601(b)(10) of Regulation S-K. With respect to the advisor agreements with Ms. Stevenson and Mr. Hill, the Company respectfully submits that such agreements are not material contracts under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(iii)(A) generally requires to be filed “any management contract or equity compensation plan … in which any director or any of the named executive officers … participates.” However, the advisor agreements with Ms. Stevenson and Mr. Hill referenced were not entered into with such individuals at the time they served as directors or executive officers, but rather in connection with their respective resignations from the Company’s board, and therefore the Company respectfully submits that such advisor agreements do not constitute material contracts under Item 601(b)(10)(iii)(A).

Please contact me at (312) 881-6670 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely /s/ Christina T. Roupas Christina T. Roupas

cc:	Fumihide Esaka, Ambiq Micro, Inc.

Courtney M.W. Tygesson, Cooley LLP

Michael Platt, Cooley LLP

Grady Chang, Cooley LLP

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606

jt: +1 312 881 6500 f: +1 312 881 6598 cooley.com